

December 2, 2010

via U.S. mail and facsimile

George F. Colony, Chief Executive Officer
Forrester Research, Inc
400 Technology Square
Cambridge, Massachusetts 02139

> **RE: Forrester Research, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 000-21433**

Dear Mr. Colony:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief